Exhibit 99.21

BRIDGEPORT VENTURES INC.

NOTICE OF ANNUAL AND SPECIAL MEETING

NOTICE IS HEREBY GIVEN THAT an annual and special meeting (the “Bridgeport Meeting”) of the shareholders and warrantholders of Bridgeport Ventures Inc. (“Bridgeport”) will be held at 2100 Scotia Plaza, 40 King Street West, Toronto, Ontario on Friday, November 30, 2012, at the hour of 10:00 a.m. (Toronto time), for the following purposes:

1.	to receive and consider the annual financial statements of Bridgeport for the fiscal year ended April 30, 2012, together with the report of the auditors thereon;

2.	to elect directors;

3.	to appoint auditors and to authorize the directors to fix their remuneration;

4.

to consider and, if thought advisable, approve, with or without variation, a special resolution (the “Arrangement Resolution”) authorizing an arrangement (the “Arrangement”) pursuant to Section 182 of the Business Corporations Act (Ontario) (the “OBCA”) pursuant to which the following shall occur, among other things, in the following order at the effective time of the Arrangement:

(a)	the outstanding common shares of Bridgeport will be consolidated on the basis of one (1) “new” common share for every four (4) “old” common shares of Bridgeport then outstanding (the “Consolidation”);

(b)

the number of directors shall be increased from five to eight, the directors will be authorized and empowered to determine the number of directors within the minimum and maximum numbers provided in the articles, and new directors will be elected in accordance with the business combination agreement between Bridgeport, Premier Gold Mines Limited and Premier Royalty Corporation (“Premier Royalty”);

(c)

Bridgeport will issue to the shareholders of Bridgeport 0.375 of one share purchase warrant of Bridgeport for every one new common share of Bridgeport (calculated on a post-Consolidation basis) held by such shareholders, each such whole share purchase warrant being exercisable to acquire one new common share of Bridgeport at an exercise price of $2.00 for a period commencing on the date that is six months following the completion of the Arrangement and ending on the date that is four years following completion of the Arrangement, subject to early expiry upon the occurrence of certain events;

(d)	the outstanding options and warrants of Bridgeport will be adjusted to give effect to the Consolidation in paragraph (a) and warrant issuance in paragraph (c);

(e)

Bridgeport will acquire all of the outstanding common shares of Premier Royalty in consideration for the issue to shareholders of Premier Royalty of one new common share of Bridgeport for each one Premier Royalty common share acquired by Bridgeport; and

(f)

the name of Bridgeport will be changed from “Bridgeport Ventures Inc.” to “Premier Royalty Inc.” or such other name as may be acceptable to the Ontario Ministry of Government Services and the Toronto Stock Exchange,

all as more particularly described in the management information circular accompanying this notice (the “Information Circular”);

5.

in the event that the Arrangement Resolution is approved, to consider and, if thought advisable, approve, with or without variation, an ordinary resolution (the “Share Incentive Plan Resolution”) authorizing the adoption of a new share incentive plan for Bridgeport;

6.

in the event that the Arrangement Resolution is approved, to consider and, if thought advisable, approve, with or without variation, an ordinary resolution to terminate certain existing stock options of Bridgeport and approve, with or without variation, the issuance of replacement stock options of Bridgeport to certain directors of Bridgeport who will remain as directors following the completion of the Arrangement (the “Option Replacement Resolution”); and

7.	to transact such further or other business as may properly come before the Bridgeport Meeting and any adjournments thereof.

The accompanying Information Circular provides additional information relating to the matters to be considered at the Bridgeport Meeting. Also accompanying this notice is a blue form of proxy for shareholders, a yellow form of proxy for warrantholders and a letter of transmittal. Any adjournment of the Bridgeport Meeting will be held at a time and place to be specified at the Bridgeport Meeting. Only shareholders of Bridgeport of record at the close of business on October 22, 2012 and warrantholders of Bridgeport of record at the close of business on October 23, 2012 will be entitled to receive notice of and vote at the Bridgeport Meeting. If you are unable to attend the Bridgeport Meeting in person, please complete, sign and date the enclosed blue form of proxy if you are a shareholder, or yellow form of proxy if you are a warrantholder, and return the same in the enclosed return envelope provided for that purpose within the time and to the location set out in such form of proxy accompanying this notice. If you are a non-registered shareholder or warrantholder of Bridgeport and receive these materials through your broker or through another intermediary, please complete and return the materials in accordance with the instructions provided to you by your broker or by the other intermediary. Failure to do so may result in your shares or warrants, as applicable, not being eligible to be voted by proxy at the Bridgeport Meeting.

TAKE NOTICE THAT pursuant to the Arrangement and the OBCA, a holder of common shares of Bridgeport has a right to dissent with respect to the Arrangement Resolution and shall be entitled to require Bridgeport to be paid fair value for all of its Bridgeport common shares under Section 185 of the OBCA. Section 185 of the OBCA is reproduced in its entirety and attached to the Information Circular as Schedule “D”. Shareholders who wish to dissent in respect of the Bridgeport common shares beneficially owned by them must make arrangements to have the common shares registered in their name, or instruct the broker in whose name the common shares are registered to dissent on such shareholder’s behalf. Failure to comply strictly with the requirements set forth in Section 185 of the OBCA may result in the loss of any rights of dissent.

DATED this 31st day of October, 2012.

By order of the board of directors of Bridgeport Ventures Inc.

“Hugh Snyder”

Hugh Snyder, Chairman